NO ACT
P.E 12-20-02
1-16169

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

03016105

February 18, 2003

Ronald L. Zack
Exelon Corporation
Legal Department
Exelon Business Services Company
2301 Market Street/S23-1
P.O. Box 8699
Philadelphia, PA 19101-8699

Act 1934
Section
Rule 14A-8
Public Availability 2/18/2003

Re: Exelon Corporation
Incoming letter dated December 20, 2002

Dear Mr. Zack:

This is in response to your letter dated December 20, 2002 concerning the shareholder proposal submitted to Exelon by Leo Schroeder. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
MAR 04 2003
THOMSON
FINANCIAL

Sincerely,

Martin P. Dunn
Deputy Director

Enclosures

cc: Leo Schroeder
3350 Carriageway, #305
Arlington Heights, IL 60004

Exelon.
Business Services Company

Legal Department

Exelon Business Services Company
2301 Market Street/ S23-1
P.O.Box 8699
Philadelphia, PA 19101-8699

Telephone (215) 841-5544
Fax (215) 568-3389
www.exeloncorp.com

December 20, 2002

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

RECEIVED
2002 DEC 26 PM 12: 59
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Re: **Exelon Corporation**
Shareholder Proposal Submitted by Leo Schroeder
Rule 14a-8/Securities Exchange Act of 1934

Ladies and Gentleman,

In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, enclosed are six copies of (1) this letter, (2) the resubmitted shareholder proposal and statement in support thereof (the "Proposal") received by Exelon Corporation ("Exelon" or the "Company") on November 15, 2002 from Leo Schroeder (the "Proponent") for inclusion in the proxy statement and form of proxy (collectively, the "Proxy Materials") relating to the Company's 2003 annual meeting of shareholders (3) the letter from Exelon to the Proponent dated November 14, 2002 requesting that Proponent resubmit his original proposal to clearly articulate a proposal in compliance with SEC regulations, and requesting sufficient information to enable the Company to evaluate the proposal, and (4) the original proposal of the Proponent received by Exelon on October 29, 2002. This letter is intended to notify the Commission of the Company's belief that the Proposal may be properly omitted from its Proxy Materials and to set forth the Company's reasons for the intended omission.

Exelon requests the concurrence of the Staff of the Division of Corporation Finance (the "Division") that no enforcement action will be recommended if Exelon omits the Proposal from its Proxy Materials.

The Company would appreciate the Division's response to its request prior to February 25, 2003, which is the date of the meeting of the Company's Board of Directors at which the Proxy Materials will be approved. The Company expects to file definitive copies of its Proxy Materials with the Commission on or about March 12, 2003.

The apparent Proposal reads as follows: "all shareholders have a vote for any future promotions such as 'CHANGE A LIGHT, CHANGE THE WORLD'."
Exelon has concluded that the Proposal may be properly omitted from its Proxy Materials pursuant to the provisions of the Rules 14-8(a), 14a-8(i)(4), and 14a-8(i)(7).

The specific reasons why the Company deems omission to be proper and the legal support for such conclusion are discussed below.

I. THE PROPOSAL MAY PROPERLY BE OMITTED UNDER RULE 14a-8(a) FOR FAILURE TO CLEARLY ARTICULATE A PROPOSAL.

The Commission has permitted the exclusion of shareholder proposals under Rule 14a-8(a) if "the action specified by the proposal is so inherently vague and indefinite that the shareholders voting on the proposal would not be able to determine with any reasonable certainty what action or measures would be taken in the event the proposal would be implemented." Puget Energy, Inc. (March 7, 2002); Gannett Co., Inc. (February 24, 1998); Duquesne Light Co. (Jan. 6, 1981).

Proponent's proposal is not clearly articulated. On October 29, 2002, the Company received a letter from the Proponent describing his displeasure with one of the promotions of Commonwealth Edison, an indirect subsidiary of the Company. His letter appears to articulate a shareholder proposal, requesting "SHAREHOLDER VOTE ON ANY FUTURE PUBLIC/CUSTOMER INCENTIVE". On November 14, 2002, the Company requested that the Proponent resubmit his proposal to clearly articulate a proposal in compliance with SEC regulations. In connection with this request, the Company provided the Proponent with a copy of Rule 14a-8 to assist him in preparing his proposal. In addition, the Company requested that the Proponent provide the Company with sufficient information to enable the Company to evaluate the proposal. On November 15, 2002, the Company received the Proponent's second attempt to articulate a proposal. This second proposal requested, "all shareholders have a vote for any future promotions such as 'CHANGE A LIGHT, CHANGE THE WORLD'."

Despite two attempts, the Proposal remains so vague and ambiguous that the shareholders would not be able to determine what action would be taken in the event the proposal would be implemented. It is not clear whether the Proposal is requesting a shareholder vote on all environmental promotions, or a vote on all future promotions by the Company that could possibly affect dividends paid to shareholders. Therefore, the Company requests the Division's concurrence that the Proposal may be omitted under Rule 14a-8(a).

II. THE PROPOSAL MAY PROPERLY BE OMITTED UNDER RULE 14a-8(i)(4) BECAUSE IT RELATES TO A PERSONAL GRIEVANCE.

The Commission has stated that Rule 14a-8(i)(4) is to "insure that the security holder proposal process would not be abused by proponents attempting to achieve personal ends that are not necessarily in the common interest of the shareholders generally." SEC Release No. 34-20091. The Commission has allowed the exclusion of matters that do not affect the majority of shareholders. *See* Ford Motor Co. (March 11, 1993 and March 24, 1992).

The Company believes that the Proposal was submitted as a means of addressing a personal grievance and should be properly excluded pursuant to this Rule. The Company participates in a promotion that offers discounted, energy-efficient light bulbs to consumers to reduce energy costs and help the environment. The Proponent was unable to obtain a discounted light bulb due to overwhelming demand during the promotion and unavoidable delays in shipment. The Proponent made several phone calls to the Company and was not satisfied with the Company's offer of a free replacement bulb. The Proponent refused the accommodation offered and this apparent Proposal followed. Based on the foregoing, we believe the proposal is intended to redress a personal grievance and should be excluded.

III. THE PROPOSAL MAY PROPERLY BE OMITTED UNDER RULE 14a-8(i)(7) AS IT RELATES TO THE COMPANY'S ORDINARY BUSINESS OPERATIONS.

The SEC has indicated that Rule 14a-8(i)(7) is "to confine the solution of ordinary business problems to the board of directors and place such problems beyond the competence and direction of the stockholders. The basic reason for this policy is that it is manifestly impracticable in most cases for stockholders to decide management problems at corporate meetings." SEC Release No. 34-19135, n. 47. Advertising and promotions are part of the ordinary business operations of a company, and proposals relating to advertising and promotions should be excluded pursuant to Rule 14a-8(i)(7). *See* CBRL Group, Inc. (August 28, 2001).

The Proposal is directly related to the ordinary business operations of the Company. The Proponent appears to be requesting shareholder approval of all public promotions, a matter so routine it should be left to the discretion of the management because it would be impracticable for the shareholders to decide at shareholder meetings. Therefore, the Proposal should be rightfully excluded under Rule 14a-8(i)(7).

Should you have any questions or comments regarding the foregoing, please contact the undersigned at (215) 841-4419. Please acknowledge receipt of this letter and enclosures by stamping the enclosed additional copy of this letter and returning it in the enclosed self-addressed stamped envelope.

We appreciate your attention to this request.

Very truly yours,

Ronald L. Zack

Enclosures

cc: Leo Schroeder
K.K. Combs
T.D. Cutler
S.N. Peters
w/enclosures

Exelon Business Services Company

Legal Department

Exelon Business Services Company
2301 Market Street/ S23-1
P.O.Box 8699
Philadelphia, PA 19101-8699

Telephone (215) 841-5544
Fax (215) 568-3389
www.exeloncorp.com

Direct Dial: 215 841 4419

December 20, 2002

FEDERAL EXPRESS

Leo Schroeder
3350 Carriageway, #305
Arlington Heights, IL 60004

Dear Mr. Schroeder:

In accordance with the Rules under the Securities Exchange Act of 1934, I am enclosing the Company's statement opposing your proposal.

If you have any questions or comments, please call me at the above-listed number.

Sincerely,

Ronald L. Zack

cc: K.K. Combs
S.N. Peters
T.D. Cutler

Enclosure

P204075

Exelon[SM]

Exelon Corporation
P.O. Box 805379
Chicago, IL 60680-5379

www.exeloncorp.com

November 14, 2002

Leo Schroeder
3350 Carriageway, #305
Arlington Heights, Illinois 60004

Dear Mr. Schroeder:

We are in receipt of your letter dated October 25, 2002 stating your intention to propose a shareholder vote on any future public/customer incentive for the 2003 Annual Meeting. As we discussed, in its current form your letter does not meet the Securities and Exchange Commission ("SEC") minimum requirements relating to shareholder proposals.

SEC rules require that you provide us sufficient information to enable us to determine your eligibility to submit a proposal. Also, please clearly state your requested action. Unless your letter is revised and resubmitted, we will have to object to its inclusion in Exelon's 2003 proxy on the basis that you have not submitted a proposal in compliance with SEC regulations. As we discussed, Exelon reserves the right to object to the inclusion of your proposal on other grounds, as provided in SEC Rule 14a-8. In order to assist you, I have enclosed a copy of SEC Rule 14a-8 concerning shareholder proposals.

Thank you for your interest in Exelon. Please feel free to contact me by telephone at (312) 394-7252, by fax at (312) 394-7251, or by email at scott.peters@exeloncorp.com.

Very truly yours,

Scott N. Peters
Assistant Corporate Secretary

Enclosure

cc: K.K. Combs w/enclosures

P202533

The Securities Lawyer's Deskbook

Regulatory History

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Suggestions

General Rules and Regulations promulgated under the Securities Exchange Act of 1934

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

   1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

   2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend

to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

   1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

   2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

   1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

   2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

   3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

   1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Not to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

---

2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Not to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

---

3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;
4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;
5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;
6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;
7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;
8. Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;
9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

---

10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

    1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

    2. The company must file six paper copies of the following:

        i. The proposal;

        ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

        iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

   i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

   ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Regulatory History

48 FR 38222, Aug. 23, 1983, as amended at 50 FR 48181, Nov. 22, 1985; 51 FR 42062, Nov. 20, 1986; 52 FR 21936, June 10, 1987; 52 FR 48983, Dec. 29, 1987; 63 FR 29106, 29119, May 28, 1998, as corrected at 63 FR 50622, 50623, Sept. 22, 1998

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Published for the Center for Corporate Law by the Center for Electronic Text in the Law

Leo Schroeder
3350 Carriageway, #305
Arlington Heights, Illinois 60004
November 12, 2002

RECEIVED BY
OFFICE OF THE CORP. SECRETARY
NOV 15 2002
FORWARDED TO: Scott Peters
Todd Cutler

Attn: Ms. Katherine K. Combs, VP
Scott Peters, Exelon Sect. Assistant
Corp. Sect. & Deputy General Counsel
EXELON CORP.
10 South Dearborn, 37th Floor
PO Box 805398 Chicago, Illinois 60680-5398

RE: SHAREHOLDER PROPOSALS

Dear Ms Combs and Mr. Peters:

I am the owner of 350 or so common shares and ask for a PROPOSAL on the next shareholder meeting. I ask all shareholders have a vote for any future promotions such as "CHANGE A LIGHT, CHANGE THE WORLD".

Whereas: Present and future earnings are for the OWNERS/SHAREHOLDERS dividend and should not be given away.

Whereas: Proof of ownership is pending and being processed by the stockbroker as requested by Scott Peters.

Sincerely,

Leo Schroeder

Leo Schroeder

exelon2
cc s peters

Leo Schroeder
3350 Carriageway, #305
Arlington Heights, Illinois 60004
Oct. 25, 2002

RECEIVED BY
OFFICE OF THE CORP. SECRETARY
OCT 29 2002
FORWARDED TO: Todd Cutler, Scott Peters, Pam Strobel, Frank Clark

Attn: Ms Katherine K. Combs, VP
Corp. Sect. & Deputy General Counsel
EXELON CORP.
10 South Dearborn, 37th Floor
PO Box 805398 Chicago, Illinois 60680-5398

Re: SHAREHOLDER PROPOSALS

Dear Ms Combs:

I am the owner of about 350 shares or so and need to ask for a proposal to prevent any further bad exposure or light with "SO CALLED INCENTIVES" The "CHANGE A LIGHT, CHANGE THE WORLD" promotion is no more than a bait and switch scam. Ace Hardware stores at Arlington Heights and Wheeling have no bulbs for this program but will sell you higher priced bulbs. Carol was the sales person at Wheeling and Pete at Arlington Heights Ace stores; call and verify this.

A woman with the name of Jennifer (she refuses to give her last name; said it is EXELON & CONED policy a woman with the name of Angel confirmed this) is in charge of the CONED Corp. office in Chicago and is responsible for this Light bulb thing. With this much authority and only voice mail for absent workers is not good. Therefore, I propose "SHAREHOLDER VOTE ON ANY FUTURE PUBLIC/CUSTOMER INCENTIVE" the previous actions have diminished our value and I think we can keep the value up with this much needed action.

If you will help with this I thank you or you can contact me at 1-847-506-9724.

Sincerely,

Leo Schroeder

Exelon
C/PO BOX 805398

OVER

ubj: **CHANGE A LIGHT, CHANGE THE WORLD SCAM**
ate: 10/18/2002 9:58:31 AM Central Daylight Time
rom: Slow Hogger
o: The Source@exeloncorp.com

his so called teaming with ACE Hardware is no more than a bait and switch scam on the customers of EXELON..I have tried wo ACE stores (Dundee Road & Arlington heights) and was told no more available but one can purchase regular priced bulbs. he ConEd bulbs are not available.

Being a stockholder of EXELON I know what a bad light this is on the company; a VERY POOR DECISION. Something must e done to rectify this.

Carol was the sales person at Wheeling and Pete at Arlington Heights; call and verify this. EXELON is the BIG LOOSER !!!!!!!

Sincerely,
.. Schroeder 3350 Carriageway Arlington Heights, Illinois 60004

over

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 18, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Exelon Corporation
Incoming letter dated December 20, 2002

The proposal requests that "all shareholders have a vote for any future promotions."

There appears to be some basis for your view that Exelon may exclude the proposal under rule 14a-8(i)(7), as relating to its ordinary business operations (i.e. the manner in which a company advertises its products). Accordingly, we will not recommend enforcement action to the Commission if Exelon omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Exelon relies.

Sincerely,

Jennifer R. Bowes
Attorney-Advisor